[First Capital Bancorp, Inc. Letterhead]

June 11, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Mr. Michael R. Clampitt

Re:	First Capital Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-180891)

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), First Capital Bancorp, Inc., a Virginia corporation (the “Company”), hereby requests that the effective date of the above referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 9:00 a.m. New York City time, on Wednesday June 13, 2012, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (804) 273-1254 or George P. Whitley of LeClairRyan, A Professional Corporation, at (804) 343-4089 if you have any questions.

Very truly yours,

/s/ John M. Presley
John M. Presley Chief Executive Officer and Managing Director First Capital Bancorp, Inc.

cc:	George P. Whitley, Esq.

June 11, 2012

Michael R. Clampitt

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FIRST CAPITAL BANCORP, INC.

Registration Statement on Form S-1 (SEC File No. 333-180891)

Dear Mr. Clampitt:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of FIRST CAPITAL BANCORP, INC. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on June 13, 2012 or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised the undersigned effected the following approximate distribution of copies of the Preliminary Prospectus dated June 11, 2012 (the “Preliminary Prospectus”):

No. of Copies
Institutions	850
Others	100

Total	950

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

SANDLER O’NEILL & PARTNERS, L.P.

By: MERRILL LYNCH, PIERCE, FENNER & SMITH

                                      INCORPORATED

By:	/s/ William D. Hobbs
Authorized Signatory

By: SANDLER O’NEILL & PARTNERS, L.P.

By: Sandler O’Neill & Partners Corp.,

the sole general partner

By:	/s/ Jennifer A. Docherty
Authorized Signatory

For themselves and as Representatives of the other Underwriters